Over the Top Ladder, LLC

Financial Statements

(Unaudited)

December 31, 2024 and 2023

Table of Contents



Independent Accountant's Review Report

To Management of:
Over the Top Ladder, LLC

We have reviewed the accompanying financial statements of Over the Top Ladder, LLC (the Company), which comprise the statements of balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is pre-revenue, has incurred losses and has relied on owner contributions to fund operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 25, 2025


Over the Top Ladder, LLC

Balance Sheets

As of December 31, 2024 and 2023

(Unaudited)


	2024		2023
Assets			
Current assets			
Cash and cash equivalents	$ 7,970	$	174
Crowdfunding contribution receivables	9,437		-
Total current assets	17,407		174
Noncurrent assets			
Patent, net of accumulated amortization	13,134		15,585
Total assets	$ 30,541	$	15,759
Liabilities and members' equity			
Liabilities	-		-
Current liabilities	-		-
Accounts payable and accrued expenses	-		-
Total liabilities	-		-
Members' equity	30,541		15,759
Total liabilities and members' equity	$ 30,541	$	15,759

Over the Top Ladder, LLC
Statements of Income
For the years ended December 31, 2024 and 2023
(Unaudited)

		2024		2023
Operating expenses				
Advertising and promotion	$	1,849	$	-
Legal and other professional fees and services		2,747		-
Memberships and licenses		-		900
Other operating expense		-		4,981
Intangible asset amortization		2,451		2,451
Research and development		-		2,100
Total operating expenses		7,047		10,432
Net income (loss)	$	(7,047)	$	(10,432)

Over the Top Ladder, LLC
Statements of Changes in Members' Equity
For the years ended December 31, 2024 and 2023
(Unaudited)

	Additional Paid-In Capital		Accumulated Deficit		Total Members' Equity	
Balance at January 1, 2023	$	-	$	18,521	$	18,521
Net income (loss)		-		(10,432)		(10,432)
Owner contributions		7,670		-		7,670
Balance at December 31, 2023		7,670		8,089		15,759
Net income (loss)		-		(7,047)		(7,047)
Crowdfunding issuance of membership units, net of fees		22,525		-		22,525
Distributions to owners		(696)		-		(696)
Balance at December 31, 2024	$	29,499	$	1,042	$	30,541

Over the Top Ladder, LLC
(Unaudited)
For the years ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash flows from operating activities		
Net income (loss)	$ (7,047)	$ (10,432)
Adjustments to reconcile net income (loss) to net cash provided		
by (used in) operating activities		
Depreciation and amortization	2,451	2,451
Net cash provided by (used in) operating activities	(4,596)	(7,981)
Cash flows from financing activities		
Owner contributions	-	7,670
Issuance of membership units	13,088	-
Distributions to owners	(696)	-
Net cash provided by (used in) financing activities	12,392	7,670
Net increase (decrease) in cash, cash equivalents, and restricted cash	7,796	(311)
Cash, cash equivalents, and restricted cash at beginning of year	174	485
Cash, cash equivalents, and restricted cash at end of year	7,970	174
Reconciliation of cash, cash equivalents, and restricted cash		
Cash and cash equivalents	$ 7,970	$ 174

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

1. Summary of Significant Accounting Policies

a. Nature of Operations

Over the Top Ladder, LLC (the Company) is a start-up company that developed and patented a revolutionary curved specialty ladder called "Over The Top Ladder". In addition to the original aluminum design, the Company plans product offerings to include other specialty ladders. These include manufacturing ladders made of materials such as fiberglass and other new technologically advanced materials. The Company has the capacity to tailor our ladders to better serve specific markets such as the military and first responder communities as well as designs for ladder automation. Since ladder use is universal, the market is global.

b. Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

c. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

d. Fair Value Measurements

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Cash and Cash Equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2024 and 2023 cash consisted of deposits held in a business checking account.

The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 for each institution. The Company's cash balances at times exceeded federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

f. Accounts Receivable

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

Accounts receivable include amounts billed and currently due from customers of which the Company has an unconditional right to receive. The amounts due are stated at their estimated net realizable value. The Company extends credit to its customers and does not require collateral. An allowance for credit losses is maintained to provide for the estimated amount of receivables that will not be collected. The allowance is based on the Company's assessment of the collectibility of receivables with similar risk characteristics on a pooled basis. It is derived from describe methodology (e.g., "a review of the Company's historical collections based on the length of time receivables are past due which is then adjusted for management's assessment of certain factors, including current market conditions and reasonable and supportable forecasts"). The Company writes off uncollectible receivables against the allowance when the likelihood of collection is remote. Recoveries of receivables previously written off are recognized as an offset to provision for credit loss in the year of recovery. Add further explanation of policy as needed.

g. Intangible Assets

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the intangible assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles assets that have an indefinite live are not amortized, but rather are tested for impairment annually or if events or a change in circumstance have occurred that indicate possible impairment. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized.

Intangible assets assessed by the company with indefinite useful lives are not amortized, but are reviewed each period to determine whether the assessment of indefinite life continues to be supportable. If not, the intangible assets are prospectively accounted for with a finite useful life. As of December 31, 2023 and 2022 the Company's only intangible assets were patents.

h. Income Taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

i. Advertising expense

Advertising and promotional costs are expensed as incurred. Advertising expense was $1,849 and $0 in 2024 and 2023, respectively.

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

j. Comprehensive Income

The Company does not have any comprehensive income items other than net income.

2. Patent

The Company has two utility patents and one designer patent. A summary of the Company's patents is provided below.

	Cost	Granted	Useful Life	Accumulated Amortization	Net Carrying Value
Patent US8708102B2	$ 19,756	April 2014	15 years	$ 14,049	$ 5,707
Patent US8215453	6,689	July 2012	15 years	5,574	1,115
Patent US841190S1	10,327	February 2019	15 years	4,015	6,312
Total	$ 36,772			$ 23,638	$ 13,134

Amortization expense was $2,451 and $2,451 for the years ended December 31, 2024 and 2023, respectively.

Estimated amortization over the next five years is as follows:

2025	$ 2,451
2026	2,451
2027	2,451
2028	2,451
2029	2,229
Subsequent	1,101
Total	$ 13,134

3. Membership Units

The Company has authorized 8,396,825 Membership Units with 8,000,000 Membership Units issued to the Company's owner and CEO. As of December 31, 2024 there were 8,037,597 Membership Units issued.

4. Crowdfunding Offering

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

The Company is offering (the "offering") Membership Units at a price of $0.63 per Unit.

The Company is attempting to raise a minimum amount of $10,000 in this offering and a maximum of $250,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through NetCapital (the "Intermediary"). The Intermediary will be entitled to receive a 4.9% commission fee of total proceeds issued in this offering.

As of December 31, 2024, the Company has raised $22,525, net of commission fees, via the offering. The Company has yet to receive $9,437 in cash from from these proceeds which it has classified as a current receivable.

5. Going Concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the years ended December 31, 2024 and 2023 the Company incurred losses from operations and the Company has relied on owner financing to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. Subsequent Event

Management evaluated all activity of the Company through February 25, 2025 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.